[First Trust Portfolios L.P. Letterhead]



                          July 22, 2008



Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549


     Re:              FT 1770 (the Fund)
               (File Nos. 333-151687 & 811-05903)

Ladies/Gentlemen:

     In connection with the response to the comments of the staff of the Securities and Exchange Commission (the Commission) regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of shares of beneficial interest of the Fund, we acknowledge that:

     1. The Fund is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

     2. Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

     3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,

                                FT 1770

                                By First Trust Portfolios L.P.,
                                  as Depositor


                                By  /s/ Jason T. Henry
                                    ----------------------------
                                        Jason T. Henry
                                        Senior Vice President